Exhibit 21
     Subsidiaries of Adams Respiratory Therapeutics, Inc.

Name:	State of Incorporation:	Doing Business As:

Adams Respiratory Products, Inc.	Delaware	Adams Respiratory Therapeutics

Adams Respiratory Operations, Inc.	Delaware	Adams Respiratory Therapeutics